AB 8/27

08032225

SEC Mail
Mail Processing
Section

AUG 2 1 2008

Washington, DC
103

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO RD.
(No. and Street)

MCDONOUGH	GA	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. DAVID TURNER 678-583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK F. GAMEL PC
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE	DOUGLASVILLE	GA	30134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 8 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. DAVID TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE, INC., as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public, Spalding County, Georgia
My Commission Expires Nov. 8, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying focus report of Commonwealth Church Finance, Inc. as of June 30, 2008, which includes the statement of financial condition and the related statements of net capital, income, and changes in ownership equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jack F. Gamel, CPA, P.C.

August 13, 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-26825	[14]
COMMONWEALTH CHURCH FINANCE INC.	[13]	FIRM I.D. NO.	
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		11768	[15]
677 JONESBORO RD. (No. and Street)	[20]	FOR PERIOD BEGINNING (MM/DD/YY) 07/01/07	[24]
MCDONOUGH (City) [21] GEORGIA (State) [22] 30253 (Zip Code)	[23]	AND ENDING (MM/DD/YY) 06/30/08	[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
A. DAVID TURNER, PRESIDENT	[30]	(678) 583-9760	[31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

JACK F. GAMEL, PC [70]

ADDRESS

8218 DURALEE LN. [71]	DOUGLASVILLE [72]	GA [73]	30134 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER N 3 [100]
COMMONWEALTH CHURCH FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/08 [99]
SEC FILE NO. 8-26825 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 237,797	200			$ 237,797	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	14,571	355	15,081	600	29,652	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	9,479	680	9,479	920
11. Other assets		535	6,000	735	6,000	930
12. TOTAL ASSETS	$ 252,368	540	$ 30,560	740	$ 282,928	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
COMMONWEALTH CHURCH FINANCE, INC.

as of 06/30/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	[10]	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	96,501	1205		1385	96,501	1685
18. Notes and mortgages payable:						
A. Unsecured	20,000	1210			20,000	1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$116,501	1230	$	1450	$ 116,501	1760

Ownership Equity

			Total	
21. Sole Proprietorship			[15] $	1770
22. Partnership (limited partners)	[11] ($ ____	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			21,000	1792
C. Additional paid-in capital			5,937	1793
D. Retained earnings			139,490	1794
E. Total			166,427	1795
F. Less capital stock in treasury			[16] (	1796
24. TOTAL OWNERSHIP EQUITY			$ 166,427	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 282,928	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE INC as of 06/30/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 166,427	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			166,427	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 166,427	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 30,560	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(30,560)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 135,867	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(0)	3740
10.	Net Capital			$ 135,867	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC as of 06/30/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	7,766	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	7,766	3760
14. Excess net capital (line 10 less 13)	$	128,101	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	124,216	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	116,501	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$	0	3830
18. Total aggregate indebtedness				$	116,501	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	86	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC.

For the period (MMDDYY) from 07/01/07 [3932] to 06/30/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		1,341,456	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		192,807	3975
8. Other revenue		896,497	3995
9. Total revenue		$ 2,430,760	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		518,763	4120
11. Other employee compensation and benefits		1,064,619	4115
12. Commissions paid to other broker-dealers		87,290	4140
13. Interest expense		2,499	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		17,994	4195
15. Other expenses		673,359	4100
16. Total expenses		$ 2,364,524	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 66,236	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 66,236	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (53,014)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC.

For the period (MMDDYY) from 07/01/07 to 06/30/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 73254	4240
A. Net income (loss)		66236	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 139490	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC. as of 06/30/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Jack F. Gamel, P.C.
Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2008
Schedule to Form X-17A, Part III, Page 2(g)

Shareholder's Equity	$ 166,427
Less:	
Net equipment	9,479
Accounts receivable	15,081
Other assets	6,000
	30,560
Net capital	135,867
Required capital	7,766
Excess net capital	$ 128,101

Jack F. Gamel, CPA, P.C.

August 13, 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Rentz Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
NON-ALLOWABLE ASSETS FOR NET CAPITAL COMPUTATION
AS OF JUNE 30, 2008

Pursuant to Rule 17a-d(d) I offer the following list of non-allowable assets:

Cash on hand and deposits		$ 2,791
Accrued income		15,081
Prepaid income taxes		3,209
Furniture and equipment	69,495	
Less: Accumulated depreciation	60,016	9,479
Total non-allowable assets		$ 30,560

Jack F. Gamel, CPA, P.C.

August 13, 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
RECONCILIATION OF AUDITED NET CAPITAL AND
BROKER/DEALER UNAUDITED NET CAPITAL
AS OF JUNE 30, 2008

Net capital, audited	$ 135,867
Net capital, unaudited	$ 135,867

Pursuant to the Securities and Exchange Commission Rule 17a-5(d)(1) I state the following:

No differences were found to exist between the audited computation of net capital and the broker/dealer's corresponding unaudited part IIA

Jack F. Gamel, CPA, P.C.

August 13, 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
MATERIAL INADEQUACIES
AS OF JUNE 30, 2008

Pursuant to section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, Part III, Page 2(n):

We found that two of the notes receivable are more than likely bad debts. Therefore, $35,121 was moved from non-allowable receivables to bad debt expense.

Jack F. Gamel, CPA, P.C.

August 13, 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Stockholders and Board of Directors
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

In planning and performing our audit of the financial statements of Commonwealth Church Finance, Inc. for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Commonwealth Church Finance, Inc. that we consider relevant to the objectives stated in Rule 17a-3(II). We did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation R of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission=s above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition

and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Jack F. Gamel, CPA P.C.

August 11, 2008

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2008 AND 2007

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2008 and 2007, and the related statements of income, shareholders' equity, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of the Commonwealth Church Finance Inc's internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizaations of the Treadway Commission and our report dated August 13, 2008, expressed an unqualified opinion thereon.

The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Commonwealth Church Finance, Inc. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jack F. Gamel, P.C.

August 13, 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, the Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Commonwealth Church Finance Inc's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition or the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2008, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Commonwealth Church Finance Inc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the comparative balance sheets of Commonwealth Church Finance Inc as of June 30, 2008 and 2007, and the related statements of comparative income, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2008 and 2007, and our report dated August 13, 2008, expressed an unqualified opinion thereon.

Jack F Gamel, PC

August 13, 2008

Commonwealth Church Finance

Home Office - 677 Jonesboro Road, McDonough, GA 30253
Mailing Address - PO Box 1620, Stockbridge, GA 30281
E-mail - churchloans@commonwealthchurchfin.com
Phone (678) 583-9760/Fax (678) 583-9758
Toll Free -1-800-473-4124

Shareholders
Commonwealth Church Finance, Inc.

Management of Commonwealth Church Finance Inc is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of June 30, 2008. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of June 30, 2008.

Jack F Gamel, PC, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of June 30, 2008, and their report thereon is included on the next page of this report.

Chief Executive Officer

Chief Financial Officer

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2008 AND 2007

ASSETS

		2008	2007
Current assets:			
Petty cash		$ 200	$ 200
Cash in bank accounts		237,797	176,283
Accrued income		27,081	127,560
Notes receivable		2,571	47,271
Prepaid income taxes		3,209	4,067
Total current assets		270,858	355,381
Fixed assets:			
Property and equipment		69,495	69,495
Less accumulated depreciation		60,016	57,706
		9,479	11,789
Other assets:			
Deposits		2,591	2,591
		2,591	2,591
		$ 282,928	$ 369,761

LIABILITIES AND SHAREHOLDER'S EQUITY

		2008	2007
Current liabilities:			
Accrued expenses	(Note 2)	$ 96,501	$ 269,570
Note payable	(Note 3)	20,000	0
Total current liabilities		116,501	269,570
Shareholder's equity:			
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding		21,000	21,000
Paid-in-capital		5,937	5,937
Retained earnings		139,490	73,254
		166,427	100,191
		$ 282,928	$ 369,761

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Revenue, net of returns	$ 2,425,230	$ 2,638,669
Expenses:		
Salaries - officers	139,000	139,000
Compensation - officers	379,763	531,182
Salaries and compensation - other	637,729	528,512
Payroll services and taxes	190,452	178,376
Commissions - other broker dealers	87,290	53,831
Commissions suspense	5,324	48,313
Independent contractor compensation	426,890	687,565
Other benefits	6,535	7,171
Contract labor	0	854
Advertising	3,073	317
Automotive	51,760	55,117
Bad debt expense	35,121	0
CCF Surety bond	854	863
Call center	1,085	0
Cold call	388	0
Computer and software maintenance	11,672	39,295
Conferences and conventions	2,207	5,852
Contributions	100	0
Credit reporting	4,027	4,097
Depreciation	2,310	2,312
Due diligence	9,467	29,234
Dues and subscriptions	16,456	8,843
Email Storage	1,050	0
Equipment maintenance and rental	76,316	77,426
Filing fees	150	6,517
Insurance	0	9,054
Interest	2,499	0
Legal and accounting	48,124	46,254
Meeting expenses	31,400	28,807
Miscellaneous	5,621	7,966
Office expense	8,344	9,795
Origination expense	17,498	6,950
Postage and freight	21,784	28,217
Printing	1,664	7,137
Promotions and awards	27,854	22,641
Recruiting	157	174
Registration and renewal	12,081	10,871
Rent	45,000	72,000
Repairs and maintenance	2,343	2,223
Security expense	196	196

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Small equipment purchase	$ 547	$ 0
Supervisory and on-site expenses	3,746	2,045
Taxes and licenses	9,088	8,665
Telephone	23,529	29,009
Training	1,890	7,551
Travel and entertainment	7,015	1,424
Utilities	5,125	4,742
	2,364,524	2,710,398
Operating income (loss)	60,706	(71,729)
Other income (expenses):		
Interest income	5,530	6,772
Loss on abandoned assets	0	(460)
	5,530	6,312
Income (loss) before taxes	66,236	(65,417)
Provision for income tax refunds (expenses) (Note 5)		
Refunds	0	1,069
	0	1,069
Net income (loss)	66,236	(64,348)
Retained earnings, beginning	73,254	137,602
	73,254	137,602
Retained earnings, ending	$ 139,490	$ 73,254

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 66,236	$ (64,348)
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	2,310	2,312
Changes in operating assets and liabilities:		
Accrued income	100,479	60,467
Notes receivable	44,700	10,751
Income taxes payable	858	230
Accrued liabilities	(173,069)	36,561
Notes payable	20,000	0
Net cash provided by (used in) operating activities	61,514	45,973
Cash flows from investing activities:		
Loss on abandoned assets	0	460
Purchase of office equipment	0	(3,186)
Net cash provided by (used in) investing activities	0	(2,726)
Net increase (decrease) in cash	$ 61,514	$ 43,247

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

1. Summary of significant accounting policies:

Operation:

The Company is organized to orignate bond issues for non profit organizations and sell bonds from these offerings to the public.

Depreciable assets:

Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Accrued expenses:

Accrued expenses includes accounts payable, accrued liabilities, and other expenses.

3. Notes payable:

The note payable is an unsecured note due to Turner, Unruh, North and Siegel, LLC, a partnership, 100% owned by four of the shareholders of Commonwealth Church Finance, Inc. The note accrues interest at 5.5% and is due upon demand after December 31, 2008.

4. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Siegel, LLC, a partnership, 100% owned by four of the shareholders of Commonwealth Church Finance, Inc for $6,000 per month. The lease is a long-term lease.

The Company leases office equipment and vehicles for $7,061 per month.

5. Provision for income tax:

There is no provision for income tax because the company has a net operating loss of $101,799 carried forward from prior tax years to the current income tax year.

END